July 25, 2007

Mr. Marc G. Blythe
President & CEO

Tarsis Capital Corp.

1103 — 750 West Pender Street

Vancouver, British Columbia,

Re: Financial and Administrative Services agreement for Tarsis Capital Corp. ("Tarsis")

Dear Marc,

Our office is a very experienced group of professionals that help with financing, transactions, and management of public companies. We share your excitement concerning your business model and are ready to offer our assistance as you grow the Company. We have prepared this letter to summarize our proposal for POC to assist you in moving Tarsis towards its objectives.

The Services of Pacific Opportunity

Pacific Opportunity Capital Ltd. ("POC") is made up of a team of financial and management advisors. Our goal is to assist emerging companies through their various growth stages. When appropriate, we invest our time and/or our own money in an equity position in our client. We often act as officers and directors for our clients although we do this as a requested service, not as a requirement.

Many of our clients have requested our services on 1PO's, RTO's, major acquisitions, dispositions, mergers, financing or other such specialized transactions. Our overall approach is to complement your existing team, especially in areas such as financing and management, where you might need short-term expertise. We encourage our clients to spend their resources on their growth plans i.e. exploration, until their growth dictates the need to "graduate" from our services and hire full time expertise of their own.

It appears that Tarsis will benefit from our services in at least three areas:

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Set up of the company for financial reporting and controls as appropriate for a TSX Venture traded company, including:

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Setting up the accounting records and reporting system in such a way to assist the senior officers & Board to make better, cost effective and timely management decisions,

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Set up of a financial reporting model that will promote timely monthly financial reporting.

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Ensuring Tarsis' financial records and controls are sufficient to enable the senior officers to sign off on the quarterly and annual financial statements,

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CFO/Controller function (interim or longer-term), including

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Acting as Chief Financial Officer of the Company, reporting to the CEO and Board.

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Assistance with training and administering your bookkeeping and accounts payable function

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Assistance with budgeting and regular reporting with respect to variances from the budget

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Assistance with the preparation of quarterly financial reports as required for TSX Venture Exchange listed companies

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Assistance with GST, PST, and other regular tax related filings, with appropriate guidance from your tax advisors

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Assistance with the preparation of information for your external accountants and auditors (we will help your staff provide them information and working papers that save them time and Tarsis money);

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Assistance with financing and transactions, including:

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Timely preparation of financial information for these purposes

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Available staff that are up-to-date on the TSX and BCSC regulations

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Anticipation of financial issues and their relation to the contemplated transaction

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Assisting in coordinating the auditors and audited FS for special transactions.

A Few Client Examples

As I explained today, we have extensive experience providing accounting, administrative, CFO, directorship and other services to companies such as Tarsis. Some examples of our clients are listed below:

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Rye Patch Gold Ltd. — Assisted with pre-IPO preparation and financings. Also assisted with the $5 million IPO completed in July 2007. Currently act as CFO and take care of all financial administration.

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Animas Resources Ltd. — Set up a CPC company and arranged. the initial financing, completion of the qualifying transaction and completion of a $6.2 million financing.

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Fortune Valley Resources Ltd. - Assisted with pre-IPO preparation and financings. Also assisted with the $4 million IPO completed in July 2007. Currently act as CFO and take care of all financial administration.

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Pitchstone Exploration Ltd. — Assisted this senior team of uranium explorers to complete its $3 million IPO and complete a secondary offering of $4.2 million.

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InNexus Biotechnology Inc. — has been a client for a number of years. We provide basic bookkeeping services and a controllership type function. Our duties range from accounting/bookkeeping input to the preparation of the annual Financial statements, MD&A and 20F for the auditors. We provide comprehensive monthly financial packages, including budget/actual comparisons and analysis and prepare more extensive quarterly financial statements for SEDAR and EDGAR filings for the company.

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Crosshair Mining — When few would invest in what was only a shell, we worked with the president to finance this gold and uranium company which recently raised $2.4 million and now has about $5 million cash on hand;

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Rare Element Resources — This company was an RTO that we arranged. We assisted in raising over $1 million over a year-long period to allow this rare-earths-focused company to carry out exploration;

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Portal Resources — We assisted this company in doing an RTO and raising funds to explore for gold and silver in Argentina;

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Over the past 8 years, POC has been directly involved in setting up four CPC shells and doing their IPOs, completing five other IP0s, and completing five RTOs.

Our People

When we work with you, at least one of our senior team is always available to discuss your projects with you at your convenience. We would have Mark Brown, Bob Doyle, and one of our accountants working with you initially, along with other staff members as required from time to time.

Mark T. Brown is a Chartered Accountant and President of Pacific Opportunity Capital, Ltd. Mark is also a director of a number of public and private companies and his activities for Pacific Opportunity include transactions, financings and corporate financial planning. He has managed the financial departments of two TSE 300 mining corporations, Eldorado Gold and Miramar Mining.

Bob Doyle is a Chartered Accountant and Senior Vice President of Pacific Opportunity Capital Ltd. Bob has over 20 years experience in the strategy of emerging companies, operations, finance, mergers and acquisitions in the US and Canada. He has successfully completed more than $1.0 billion in mergers and acquisitions.

Confidentiality and other issues

During the course of our work, we will be asking for access to information on a regular basis. Please understand that we treat the information that you have provided, or will provide, as strictly confidential. The only exception will be that we will disclose, in an appropriate manner, that portion of the information that is required to be disclosed to our staff, partners and associates, and, when appropriate, to qualified participants, potential investors and financial partners.

While we are currently working with other resource companies, we are not working with companies that we see as competing with Tarsis. Therefore, we do not see any conflicts at this time. If we feel that we are conflicted at any time we will endeavor to let you know as soon as possible.

Where Do We Go From Here

We appreciate that you already have an experienced geological management team in place. We also realize you may hire a person at Almaden who could assume this role in the future. Based on our experience in the area of emerging company and public company financial management, engaging us to help you with the "set-up" and the growth stages will benefit you in the long term.

While it is difficult for us to know the exact amount of work to be done, we have estimated a range based on our prior experience with other companies. As work increases of decreases, we would adjust that range. Here is our best guess at the range with the information we now have:

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Set-up: We expect it will take 1 to 2 months to set up the company's financial systems and controls and we anticipate our charges will be about $2,000 to $2,500 per month during that period.

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Ongoing CFO role: While this will not be a full time role, we do take the role seriously and pay attention to all of the Company's activities. The quarterly reporting will be the main function here, along with financing transactions and acquisitions or JVs. For these regular services, we would charge from $4,000 to $6,000 per month. This fee will be adjusted, up or down, from time to time, based on the activity of your company. We would, of course, discuss any significant changes with you before they occur.

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Transactions: There are times when we become fully involved with transactions for companies over a period of months. These may be financings, acquisitions, a sale of the company or other transactions. During these times, we would expect to be compensated for our time over and above our regular fees and would discuss this with you in advance.

We propose to set a monthly fee to act as the CFO and to complete the required financial management and administration for $4,000 plus GST per month. Each POC staff member tracks time by client and if we find that our charges are too high or too low, we will discuss it with you to adjust to an appropriate rate.

In addition to our fees, we like to invest in our clients and find that an option plan is a very good way to accomplish that. We would like to be included in future option grants at the point at which such an action makes sense to the Company. We also appreciate any small option grants to POC's staff members that assist on the file. Further, while we are already a shareholder of Tarsis, we do appreciate being included in future financing opportunities. We have a fund at POC and the focus with our fund is to mitigate investment risk by first working with the Company and second, investing in it. As we work together, please keep us in mind as a potential investor.

if you agree with the terms as outlined above, please sign in the space provided below. You may have questions or comments about this letter, so please feel free to call me at anytime.

Thank you and we look forward to a successful relationship.

ENGAGEMENT LETTER APPENDIX

POC charges for the consulting services of its executives and senior consultants based on our estimates of the time that will be involved, the complexity of the matter, the expectation of recurrence, the availability or options (public companies), and the relationship that POC has with the client. We generally provide a quote for the anticipated work and adjust that, with prior approval of our client, if circumstances change resulting in either a greater or lesser monthly fee. When special projects are requested, i.e. outside the scope of our original quote, we will provide an estimate of the cost prior to commencement.

Office space is available. The cost of office space is dependent on the intended function and time the office is used. For example, we have an office currently available for $500 per month. This includes full use of the facilities, boardroom, fax, phone, copier etc. There are usage charges for the paper, long distance calls etc.

The accounting and administration services group, managed by Winnie Wong C.A., provides a broad range of financial services, including:

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Regular accounting functions, including using our Simply Accounting software to record transactions, process laser cheques, prepare trial balance reports and/or internal financial statements.

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Taxation matters (in conjunction with the consult of your taxation professionals when required)— including GST, Corporate Income Tax (using Taxprep)

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Payroll — managed in conjunction with an outside service (ADP Payroll).

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Public company reporting — e.g. we are a registered Sedar Filer.

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Many other corporate reporting and shareholder reporting functions, as needed.

When POC helps clients to raise financing, we charge finders fees or commissions at market rates (7.5% to 12.5%), negotiated in advance with the client. We do not charge these fees if we are an officer or director of the company.

POC has an investment fund to take advantage of select investment opportunities, very often with its clients. The investment criteria for this fund take into account the management of the company, our knowledge and relationship with the company, the liquidity of the investment, the business and growth stage of the company, and our availability of funds on hand. While we gain risk-mitigating knowledge by working with the clients we invest in, we caution our clients and potential clients that POC's decision to take on a client-service relationship does not guarantee POC's fund will invest in that particular venture.